SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 10, 2004

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

Form 20-F ☑ Form 40-F ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

March 2004	Distribución y Servicio D&S S.A.

For further information, please
contact:

Cristóbal Lira
CEO

clira@dys.cl
(56 - 2) 200 5201

Miguel Núñez
CFO

mnunez@dys.cl
(56 - 2) 200 5735

Loreto Bradford
IRO

lbradford@dys.cl
(56 - 2) 200 5363

IV Quarter 2003 Results

Contents

I.	Highlights	page 1
II.	Comments from the CEO	page 3
III.	Results for the Quarter and Full Year	page 4
IV.	Sales and Sales Area	page 7
V.	Financial Information	page 8
VI.	Stores	page 9
VII.	Historical Series-Margins Results: Quarterly Evolution and Annual Series	page 10
VIII.	FECU	page 12

I. Highlights

1.
3.5% Same Store Sales for the Quarter
The Company has been able to reverse the negative trend shown by Same Store Sales until the second quarter 2003. This is attributable mainly to the implementation of the EDLP commercial strategy.

2.
EDLP Commercial Strategy
During the month of July the Company started rolling-out this strategy in the South of Chile, then, in early August, stores in the North followed, and the launching was completed on August 28 with all the stores in Santiago and the V Region. Thus, all the company stores have been operating under the EDLP strategy throughout the fourth quarter. The Company has achieved a price positioning significantly lower than its competitors. As expected, the steep price reduction brought down commercial margins and consequently, consolidated gross margin dropped to a 20.3% of consolidated revenues, compared to a 21.7% during the same quarter last year.

3.
4 New Store Openings
During the period October-December, the Company opened 4 new stores: one LIDER hypermarket (Huechuraba), 2 LIDER Vecino compact hypermarkets (Valparaíso and Curicó) and 1 LIDER Express supermarket (Plaza Maule- Talca); and one store (Estoril) was transformed into the LIDER Vecino format, thus completing six new stores and three store transformations during the year, which together represent 18,641 sq.m. of additional sales area (details in page 9).

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at December 31, 2003 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$593.80).

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IV Quarter 2003 Results	Distribución y Servicio D&S S. A.

Highlights (cont.)

4.
Growth in financial business – Increased share of Presto card in Total sales
More than 100.000 new cards were issued during the quarter and, by December 2003, Presto had a total of 652,541 active accounts (showing a balance). Presto’s share in Company sales increased by 4.2 percentage points, that is, from 10,4% during the fourth quarter of 2002, to 14.6% in the same period of 2003. Total outstanding amounted to US$156.5 million at December 31, 2003 (US$67.9 million at December 31, 2002). Such increase is the result of company efforts focused on a strong development of the financial business as a way to promote sales of non food, consequently increasing the Company’s share in total consumer spending (“share of wallet”).

5.	Financial Restructuring
During the fourth quarter of 2003, the Company issued bonds for UF 3 million (approx. US$85.7 million.) in the domestic market for the purpose of refinancing short term debt. The bonds, issued in two series – to 6.5 and 22.5 years maturity– were placed at annual rates of UF+4.6% and UF+6.2% respectively. Additionally, a new line of Commercial Papers for UF 1.25 million (approx. US$35.8 million) was placed at a monthly rate of UF+0.28% for the purpose of financing short term operations in connection with the Presto card.

6.	Acquisition of Carrefour
On December 26, 2003, the Company announced the purchase agreement reached with Carrefour Chile, whereby all of Carrefour’s operations in Chile are purchased. This agreement was executed on January 7, 2004. As a result of such transaction, the company has added 7 hypermarket stores (one of them leased) all located in the Metropolitan Region, which together add 58,638 sq.m. to its current sales area, with annualized sales amounting to US$ 200 million. With this acquisition the total number of stores has increased to 75: 47 in the Metropolitan Region and 28 in other Regions. As of the latter date, the integration process has begun, whereby Carrefour stores will be transformed in successive stages to operate under the LIDER brand, with the LIDER product assortment and the EDLP strategy. This process will be completed by the end of May, 2004.

2

Distribución y Servicio D&S S. A.	IV Quarter 2003 Results

II. Comments from the CEO

During the fourth quarter 2003, total consolidated sales increased by 9.4% in comparison with the same period in 2002. Same store sales increased by 3.5% in the quarter. These figures show the good results of the EDLP strategy, in addition to better expectations of the Chilean economy. For the whole year 2003, same store sales presented an increase of 0.3%, as a result of good sales volumes during the second half of the year, which offset the negative SSS obtained during the first half 2003. Total consolidated sales had a 9.0% increase for the year 2003 compared to 2002.

Sales

Our consolidated revenues (sales plus other income – real estate, commercial, logistic and interest income from the Presto card) amounted to US$561,9 million in the fourth quarter 2003, 10.6% over the same quarter of the previous year. Gross income amounted to US$ 114.0 million, 3.5% above results of the fourth quarter in 2002. Stated as percentage of net revenues, gross income margin decreased 140 basis points, from 21.7% in the fourth quarter 2002 to 20.3% in 2003. This is due to the significant price reduction affecting commercial margins, resulting from the EDLP implementation. Total operating expenses (excluding depreciation) show an increase of 8.2% in comparison with the same quarter the previous year, due to the increase of recurring expenses originated in new stores opened during the year 2003 and the one time expenses (start-up or pre-operational expenses) as a result of one store transformation (LIDER Vecino Estoril) and the new store openings (4 in total) that took place during the quarter. The lower gross margin in addition to increased expenses, had a negative impact on operating results, which showed a 28.7% decrease in comparison with the same quarter in the year 2002, and consequently, on operating margin which dropped from 2.9% of revenues during the fourth quarter of the year 2002, to a 1.8% in the same quarter of 2003. EBITDA also decreased by 9.4% and the EBITDA margin represented a 4.7% of revenues this fourth quarter in comparison with a 5.8% during the same period the year 2002 (a reduction of 110 basis points).

For the full year 2003, our total revenues increased by 9.8% in comparison with the year 2002, from US$1,783.0 million in 2002, to US$1,958.6 million in the year 2003. Gross income showed an increase of 8.4% in comparison with the previous year. However, gross income margin (% of revenues) decreased from 22.8% in 2002, to 22.5% for the year 2003. This is due to the Every Day Low Prices (EDLP) commercial strategy, which was implemented throughout the company by the end of August 2003. Total operating expenses (excluding depreciation) increased by 8.7% in comparison with the year 2002. Stated as percentage of revenues, total operating expenses represent a 15.4% in 2003 compared to a 15.6% in the year 2002, which shows an improvement of 20 basis points. Operating income for the year 2003 shows an increase of 6.0% over results for the year 2002. Operating margin in 2003 corresponds to a 3.9% of revenues, compared to a 4.0% for the year 2002. EBITDA for the year increased by 7.8%, from US$129.4 million in 2002 to US$139.4 million in 2003. EBITDA margin corresponds to a 7.1%, which represents a 20 basis points reduction in comparison with the year 2002, when it represented 7.3% of total revenues.

Gross Income,
Operating
Income
and EBITDA

Net profit of the fourth quarter 2003 amounts to US$3.0 million, corresponding to a 0.5% of total revenues, which represents an increase of 448.3% in comparison with the same period in the year 2002, when the Company recorded a net loss of US$0.9 million originated mainly in extraordinary expenses for the Company’s restructuring.

For the year 2003, net income amounted to US$35.1 million, which corresponds to 1.8% of revenues, representing a 13.3% decrease in comparison with results for the year 2002, when net profit totaled US$40.4 million, or a 2.3% of net revenues. This decrease is the result, on one hand, of the drop of margins as mentioned above, as well as of the negative non-operating results (28.0% loss increase in comparison with the year 2002, originated mainly in loss by exchange difference and in higher financial expenses).

Net Income

At December 31, 2003, the debt /net worth ratio is 1.0 times, and the Company maintains a financial debt equivalent to US$ 522.7 million, all denominated in Chilean pesos, while there are no relevant liabilities in US dollars. From the total financial debt amount, a 56.5% corresponds to long term debt, and 61.9% corresponds to public offering instruments (bonds and commercial papers).

Financial
Structure

3

IV Quarter 2003 Results	Distribución y Servicio D&S S. A.

The Company’s investment program was completed as planned, with a total of US$74.4 million invested during 2003. The Estoril store – former supermarket transformed into LIDER Vecino format- was re-opened during the fourth quarter (3,000 sq.m.) and 4 new stores were opened in the same period, which includes 2 LIDER Vecino compact hypermarkets (Valparaiso with 2,400 sq.m. and Curicó with 4,491 sq.m.), one LIDER hypermarket (Huechuraba in Santiago, 9.715 sq.m.) and a LIDER Express supermarket (Talca, 2,035 sq.m.).
As a whole, during the year 2003 a total of 6 new stores were added, all leased, 5 of them in Regions, whereby one is a LIDER hypermarket, two are LIDER Vecino and three are LIDER Express. Additionally, three Ekono supermarkets were transformed into the LIDER Vecino format (Los Domínicos, La Dehesa and Estoril).
At December 31, 2003, the Company counts 68 stores with total sales area amounting to 333,344 sq.m., representing an 8% increase over the previous year.

CAPEX

Even though our priorities continue to be increasing our national coverage, growing in our core business and further developing the non-traditional business areas (both in sales volume and depth of assortment), thus, increasing our share in the total family’s spending (“share of wallet”); our daily activities are focused mainly on the proper implementation of the new commercial strategy of EDLP achieving price positioning significantly lower than the competition’s. This requires permanent efforts for better negotiations with suppliers, strengthening private labels, searching for new product sources and product lines, and most importantly, pursuing higher efficiency at all company levels for further cost reductions by re-designing processes, which will directly increase profitability allowing at the same time to go deeper into the Everyday Low Prices policy we are committed to.

Priorities

4

Distribución y Servicio D&S S. A.	IV Quarter 2003 Results

III.1.	Results for the Quarter

TABLE N°1: Fourth Quarter Consolidated Results

	2003			2002			Change
	Ch$ millions	US$ millions	% of Rev.	Ch$ millions	US$ millions	% of Rev.	% YoY
Sales	293.502	494,3	88,0%	268.261	451,8	88,9%	9,4%
Other Income	40.137	67,6	12,0%	33.438	56,3	11,1%	20,0%
Net revenues	333.640	561,9	100,0%	301.699	508,1	100,0%	10,6%

Cost of sales	265.938	447,9	79,7%	236.285	397,9	78,3%	12,5%
Gross Income / Margin	67.702	114,0	20,3%	65.414	110,2	21,7%	3,5%
Recurring Operating Expenses	49.731	83,7	14,9%	47.423	79,9	15,7%	4,9%
Start-up Expenses	2.164	3,6	0,6%	549	0,9	0,2%	294,1%
Total Operating Expenses (SG&A)	51.895	87,4	15,6%	47.972	80,8	15,9%	8,2%
EBITDA	15.808	26,6	4,7%	17.442	29,4	5,8%	-9,4%

Depreciation	9.657	16,3	2,9%	8.821	14,9	2,9%	9,5%
Total Operating Expenses	61.552	103,7	18,4%	56.794	95,6	18,8%	8,4%
Operating Income	6.150	10,4	1,8%	8.620	14,5	2,9%	-28,7%
Financial Expenses	(4.029)	(6,8)	-1,2%	(3.384)	(5,7)	-1,1%	19,0%
Other Non-operating Income (Expenses)	(632)	(1,1)	-0,2%	(5.502)	(9,3)	-1,8%	-88,5%
Monetary Correction	1.560	2,6	0,5%	(292)	(0,5)	-0,1%	-633,5%
Non-Operating Income	(3.100)	(5,2)	-0,9%	(9.178)	(15,5)	-3,0%	-66,2%
Income before Tax	3.050	5,1	0,9%	(558)	(0,9)	-0,2%	-646,4%
Income Tax	(1.379)	(2,3)	-0,4%	(50)	(0,1)	0,0%	2680,4%
Minority Interest	12	0,0	0,0%	10	0,0	0,0%	19,2%
Income	1.684	2,8	0,5%	(597)	(1,0)	-0,2%	-381,8%
Amortization of Goodwill	89	0,1	0,0%	89	0,1	0,0%	0,0%
Net Income	1.772	3,0	0,5%	(509)	(0,9)	-0,2%	-448,3%

Currency of December 2003, exchange rate US$ =Ch$593.80

III.2.	Results for the Year

TABLE N°2: Consolidated Results January-December

	2003			2002			Change
	Ch$ millions	US$ millions	% of Rev.	Ch$ millions	US$ millions	% of Rev.	% YoY
Sales	1.023.654	1.723,9	88,0%	939.270	1.581,8	88,7%	9,0%
Other Income	139.346	234,7	12,0%	119.449	201,2	11,3%	16,7%
Net revenues	1.163.000	1.958,6	100,0%	1.058.719	1.783,0	100,0%	9,8%

Cost of sales	901.115	1517,5	77,5%	817.078	1.376,0	77,2%	10,3%
Gross Income / Margin	261.885	441,0	22,5%	241.642	406,9	22,8%	8,4%
Recurring Operating Expenses	173.884	292,8	15,0%	159.832	269,2	15,1%	8,8%
Start-up Expenses	5.202	8,8	0,4%	4.990	8,4	0,5%	4,3%
Total Operating Expenses (SG&A)	179.086	301,6	15,4%	164.822	277,6	15,6%	8,7%
EBITDA	82.799	139,4	7,1%	76.820	129,4	7,3%	7,8%

Depreciation	37.557	63,2	3,2%	34.155	57,5	3,2%	10,0%
Total Operating Expenses	216.643	364,8	18,6%	198.977	335,1	18,8%	8,9%
Operating Income	45.242	76,2	3,9%	42.665	71,9	4,0%	6,0%
Financial Expenses	(16.408)	(27,6)	-1,4%	(13.522)	(22,8)	-1,3%	21,3%
Other Non-operating Income (Expenses)	(951)	(1,6)	-0,1%	(6.201)	(10,4)	-0,6%	-84,7%
Monetary Correction	(872)	(1,5)	-0,1%	5.485	9,2	0,5%	-115,9%
Non-Operating Income	(18.230)	(30,7)	-1,6%	(14.237)	(24,0)	-1,3%	28,0%
Income before Tax	27.012	45,5	2,3%	28.428	47,9	2,7%	-5,0%
Income Tax	(6.503)	(11,0)	-0,6%	(4.703)	(7,9)	-0,4%	38,3%
Minority Interest	(43)	(0,1)	0,0%	(63)	(0,1)	0,0%	-31,8%
Income	20.466	34,5	1,8%	23.662	39,8	2,2%	-13,5%
Amortization of Goodwill	353	0,6	0,0%	353	0,6	0,0%	0,0%
Net Income	20.819	35,1	1,8%	24.015	40,4	2,3%	-13,3%

Currency of December 2003, exchange rate US$ =Ch$593.80

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IV Quarter 2003 Results	Distribución y Servicio D&S S. A.

IV.	Sales and Sales Area

TABLE 3: D&S TOTAL RETAIL SALES

In Ch$ millions, currency of December 2003

	TOTAL SALES							SAME STORE SALES
	Q1	Q2	Q3	Q4	H1	9M	TOTAL	Q1	Q2	Q3	Q4	H1	9M	TOTAL

TOTAL D&S

2003	236.578	244.876	248.097	293.324	481.454	729.550	1.022.874	205.045	217.648	231.897	273.221	422.693	654.590	927.812
2002	217.864	227.149	225.108	267.014	445.013	670.121	937.135	215.018	222.885	222.831	263.959	437.903	660.735	924.693
%Change YoY	8,6%	7,8%	10,2%	9,9%	8,2%	8,9%	9,1%	-4,6%	-2,3%	4,1%	3,5%	-3,5%	-0,9%	0,3%

SUPERMARKETS

2003	36.169	39.582	40.726	47.254	75.751	116.478	163.732	35.202	37.639	33.103	38.287	72.841	105.944	144.231
2002	48.319	42.154	40.474	44.278	90.474	130.948	175.226	38.775	39.773	33.939	35.846	78.548	112.487	148.333
%Change YoY	-25,1%	-6,1%	0,6%	6,7%	-16,3%	-11,1%	-6,6%	-9,2%	-5,4%	-2,5%	6,8%	-7,3%	-5,8%	-2,8%
%D&S 2003	15,3%	16,2%	16,4%	16,1%	15,7%	16,0%	16,0%	17,2%	17,3%	14,3%	14,0%	17,2%	16,2%	15,5%
%D&S 2002	22,2%	18,6%	18,0%	16,6%	20,3%	19,5%	18,7%	18,0%	17,8%	15,2%	13,6%	17,9%	17,0%	16,0%

HYPERMARKETS

2003	200.408	205.294	207.370	246.069	405.702	613.073	859.142	165.846	180.010	198.691	234.545	345.856	544.546	779.091
2002	169.522	184.994	184.634	222.735	354.516	539.150	761.885	173.429	183.112	188.845	227.883	356.541	545.386	773.269
%Change YoY	18,2%	11,0%	12,3%	10,5%	14,4%	13,7%	12,8%	-4,4%	-1,7%	5,2%	2,9%	-3,0%	-0,2%	0,8%
%D&S 2003	84,7%	83,8%	83,6%	83,9%	84,3%	84,0%	84,0%	80,9%	82,7%	85,7%	85,8%	81,8%	83,2%	84,0%
%D&S 2002	77,8%	81,4%	82,0%	83,4%	79,7%	80,5%	81,3%	80,7%	82,2%	84,7%	86,3%	81,4%	82,5%	83,6%

GROCERIES

2003	93.732	100.003	101.402	113.379	193.735	295.137	408.516	82.212	90.312	96.334	107.780	172.524	268.858	376.638
2002	91.093	96.948	95.652	100.261	188.041	283.693	383.954	86.578	94.395	94.749	105.255	180.973	275.722	380.977
%Change YoY	2,9%	3,2%	6,0%	13,1%	3,0%	4,0%	6,4%	-5,0%	-4,3%	1,7%	2,4%	-4,7%	-2,5%	-1,1%
%D&S 2003	39,6%	40,8%	40,9%	38,7%	40,2%	40,5%	39,9%	40,1%	41,5%	41,5%	39,4%	40,8%	41,1%	40,6%
%D&S 2002	41,8%	42,7%	42,5%	37,5%	42,3%	42,3%	41,0%	40,3%	42,4%	42,5%	39,9%	41,3%	41,7%	41,2%

PERISHABLES

2003	75.727	79.029	83.725	93.723	154.756	238.481	332.205	66.528	71.448	79.651	88.837	137.976	217.627	306.465
2002	73.676	80.096	82.265	91.473	153.773	236.037	327.510	70.574	78.306	81.006	85.608	148.880	229.887	315.495
%Change YoY	2,8%	-1,3%	1,8%	2,5%	0,6%	1,0%	1,4%	-5,7%	-8,8%	-1,7%	3,8%	-7,3%	-5,3%	-2,9%
%D&S 2003	32,0%	32,3%	33,7%	32,0%	32,1%	32,7%	32,5%	32,4%	32,8%	34,3%	32,5%	32,6%	33,2%	33,0%
%D&S 2002	33,8%	35,3%	36,5%	34,3%	34,6%	35,2%	34,9%	32,8%	35,1%	36,4%	32,4%	34,0%	34,8%	34,1%

NON-FOOD

2003	63.307	61.888	58.865	81.578	125.195	184.060	265.638	53.156	52.452	52.069	73.099	105.608	157.678	230.777
2002	53.156	50.148	47.249	68.818	103.304	150.553	219.371	51.694	50.184	47.076	68.242	101.879	148.954	217.196
%Change YoY	19,1%	23,4%	24,6%	18,5%	21,2%	22,3%	21,1%	2,8%	4,5%	10,6%	7,1%	3,7%	5,9%	6,3%
%D&S 2003	26,8%	25,3%	23,7%	27,8%	26,0%	25,2%	26,0%	25,9%	24,1%	22,5%	26,8%	25,0%	24,1%	24,9%
%D&S 2002	24,4%	22,1%	21,0%	25,8%	23,2%	22,5%	23,4%	24,0%	22,5%	21,1%	25,9%	23,3%	22,5%	23,5%

SAME STORE SALES v/s TOTAL SALES

Total Sales	236.578	244.876	248.097	293.324	481.454	729.550	1.022.874
SSS	205.045	217.648	231.897	273.221	422.693	654.590	927.812
Non SSS	31.533	27.228	16.200	20.102	58.761	74.960	95.062
%Sales SSS	86,7%	88,9%	93,5%	93,1%	87,8%	89,7%	90,7%
% Sales Non SSS	13,3%	11,1%	6,5%	6,9%	12,2%	10,3%	9,3%
Total Sales	236.578	244.876	248.097	293.324	481.454	729.550	1.022.874

SUPERMARKETS

LIDER EXPRESS (Ekono + Almac)	IQ	IIQ	IIIQ	IVQ

m2 sales area	45.737	41.737	40.085	39.822
Number of stores	27	26	26	26
New stores in quarter	0	-1	0	0
Additional square meters	0	-4.000	-1.652	-263
Average m2 sales area/store	1.694	1.605	1.542	1.532

HYPERMARKETS

LIDER VECINO	IQ	IIQ	IIIQ	IVQ

m2 sales area	50.866	55.444	62.704	72.660
Number of stores	13	14	16	19
New stores in quarter	0	1	2	3
Additional square meters	0	4.578	7.260	9.891
Average m2 sales area/store	3.913	3.960	3.919	3.821

LIDER	IQ	IIQ	IIIQ	IVQ

m2 sales area	211.147	211.147	211.147	220.862
Number of stores	22	22	22	23
New stores in quarter	0	0	0	1
Additional square meters		0	0	9.715
Average m2 sales area/store	9.598	9.598	9.598	9.603

HYPERMARKETS: LIDER+LIDER VECINO	IQ	IIQ	IIIQ	IVQ

m2 sales area	262.013	266.591	273.916	293.522
Number of stores	35	36	38	42
New stores in quarter	0	1	2	4
Additional square meters	0	4.578	7.325	19.606
Average m2 sales area/store	7.486	7.405	7.208	6.989

COMPANY TOTAL

Supermarkets + Hypermarkets	IQ	IIQ	IIIQ	IVQ
Total m2 sales area	307.750	308.328	314.001	333.344
Total stores	62	62	64	68
Average m2 sales area/store	4.964	4.973	4.906	4.902

6

Distribución y Servicio D&S S. A.	IV Quarter 2003 Results

V.	Financial Information (from the Explanatory Analysis FECU)

TABLE 12 : MAIN INDICATORS

	JANUARY-DECEMBER		JANUARY-DECEMBER		CHANGE
Currency of December 2003	2003		2002		2003 / 2002
		%		%	%
	Th Ch$	OF REVENUES	Th Ch$	OF REVENUES.
NET REVENUES	1.162.999.797	100,00%	1.058.719.340	100,00%	9,85%
GROSS INCOME	261.884.544	22,52%	241.641.620	22,82%	8,38%
SELLING AND ADMINISTRATIVE EXPENSES	216.642.780	18,63%	198.976.821	18,79%	8,88%
OPERATING INCOME	45.241.764	3,89%	42.664.799	4,03%	6,04%
FINANCIAL EXPENSES	16.407.864	1,41%	13.521.673	1,28%	21,34%
NON OPERATING INCOME	(18.230.190)	-1,57%	(14.236.817)	-1,34%	28,05%
R.A.I.I.D.A.I.E.	81.232.603	6,98%	76.441.077	7,22%	6,27%
NET INCOME	20.819.444	1,79%	24.015.257	2,27%	-13,31%
INITIAL NET WORTH	303.740.443		293.858.318		3,36%
NET INCOME/ INITIAL SHAREHOLDERS’ EQUITY	6,85%		8,17%

TABLE 13 : CONDENSED BALANCE SHEETS

Currency of December 2003	12.31.2003	12.31.2003	% CHANGE
	ThCh$	Th Ch$	2003 / 2002

CURRENT ASSETS	320.899.549	249.988.013	28,37%
FIXED ASSETS	499.645.904	494.474.604	1,05%
OPERATING ASSETS	820.545.453	744.462.617	10,22%
OTHER ASSETS	24.180.570	18.351.102	31,77%
TOTAL ASSETS	844.726.023	762.813.719	10,74%

CURRENT LIABILITIES	352.060.408	314.355.697	11,99%
LONG TERM LIABILITIES	181.709.037	144.632.544	25,63%
TOTAL DEBT	533.769.444	458.988.241	16,29%
MINORITY INTEREST	127.691	85.035	50,16%
NET WORTH	310.828.887	303.740.443	2,33%
TOTAL LIABILITIES	844.726.023	762.813.719	10,74%

TABLE 14 : FINANCIAL RATIOS

		12.31.2003	12.31.2003	% CHANGE
		ThCh$	Th Ch$	2003 / 2002

TOTAL DEBT	Th Ch$	533.769.444	458.988.241	16,29%
FINANCIAL DEBT	Th Ch$	310.374.345	254.926.901	21,75%
LIQUIDITY RATIO	Times	0,91	0,80
ACID RATIO	Times	0,66	0,51
TOTAL DEBT/TOTAL ASSETS	Times	0,63	0,60
TOTAL DEBT/SHAREHOLDER’S EQUITY	Times	1,72	1,51
FINANCIAL DEBT/SHAREHOLDERS’ EQUITY	Times	1,00	0,84
INTEREST EXPENSES COVERAGE	Times	5,05	5,68
SHORT TERM LIABILITIES	%	66%	68%
LONG TERM LIABILITIES	%	34%	32%

TABLE 15 : PROFITABILITY RATIOS

		12.31.2003	12.31.2003

RETURN OVER SHAREHOLDERS’ EQUITY	%	6,85%	8,17%
RETURN OVER ASSETS	%	2,46%	3,15%
RETURN OVER OPERATIONAL ASSETS	%	2,54%	3,23%
EARNINGS PER SHARE	$	15,09	17,40
RETURN OF DIVIDENDS	%	1,21%	2,32%

7

IV Quarter 2003 Results	Distribución y Servicio D&S S. A.

VI.1	Stores

TABLE 17: GEOGRAPHIC DISTRIBUTION OF D&S STORES

					LIDER
REGION / MUNICIPALITY		LIDER	LIDER VECINO	TOTAL HYPERMARKETS	EXPRESS	TOTAL SUPERMARKETS	TOTAL D&S

	ARICA	-	-	-	1	1	1
	IQUIQUE	-	1	1	-	-	1
I Region		-	1	1	1	1	2

	ANTOFAGASTA	1	-	1	-	-	1
	CALAMA	1	-	1	2	2	3
II Region		2	-	2	2	2	4

	LA SERENA	1	-	1	-	-	1
IV Region		1	-	1	-	-	1

	CALERA	-	-	-	1	1	1
	QUILPUE	1	-	1	1	1	2
	VIÑA DEL MAR	1	-	1	2	2	3
	VALPARAISO	-	1	1
V Region		2	1	3	4	4	7

	CERRILLOS	1	-	1	-	-	1
	EL BOSQUE	-	1	1	-	-	1
	EST CENTRAL	1	-	1	-	-	1
	HUECHURABA	1	-	1	-	-	1
	INDEPENDENCIA	-	1	1	-	-	1
	LA FLORIDA	2	1	3	-	-	3
	LA REINA	1	-	1	-	-	1
	LAS CONDES	-	3	3	4	4	7
	LO BARNECHEA	1	1	2	-	-	2
	MACUL	1	-	1	-	-	1
	MAIPU	1	-	1	2	2	3
	ÑUÑOA	-	1	1	3	3	4
	PROVIDENCIA	-	-	-	5	5	5
	PUENTE ALTO	1	-	1	-	-	1
	QUINTA NORMAL	-	1	1	-	-	1
	RECOLETA	-	1	1	-	-	1
	SAN BERNARDO	-	1	1	-	-	1
	SAN MIGUEL	1	-	1	1	1	2
	SAN RAMON	-	1	1	-	-	1
	VITACURA	1	-	1	1	1	2
Metropolitan Region XIII		12	12	24	16	16	40

	RANCAGUA	1	1	2	1	1	3
VI Region		1	1	2	1	1	3

	TALCA	-	1	1	1	1	2
	CURICO	-	1	1	-	-	1
VII Region		-	2	2	1	1	3

	LOS ANGELES	-	1	1	-	-	1
	CONCEPCION	2	-	2	-	-	2
VIII Region		2	1	3	-	-	3

	TEMUCO	1	-	1	1	1	2
IX Region		1	-	1	1	1	2

	VALDIVIA	1	-	1	-	-	1
	OSORNO	-	1	1	-	-	1
	PUERTO MONTT	1	-	1	-	-	1
X Region		2	1	3	-	-	3

COMPANY TOTAL		23	19	42	26	26	68

VI.2	Store Openings

Store - Location (City-Region)	Concept -Project type	Sales Area	Opening Date/	Owned/Leased
		m2	Quarter
Los Dominicos (Metropolitan Region)	LIDER Vecino - Transf.	4.578	26-Jun-IIQ	Owned
Einstein (Rancagua-VI Region)	LIDER Vecino - New	3.700	29-Aug-IIIQ	Leased
Recreo (Rancagua-VI Region)	LIDER Express - New	2.050	27-Sep-IIIQ	Leased
La Dehesa (Metropolitan Region)	LIDER Vecino - Transf.	3.560	28-Sep-IIIQ	Owned
Estoril (Metropolitan Region)	LIDER Vecino - Transf.	3.000	04-Nov-IVQ	Owned
Valparaiso (Valpo.-V Region)	LIDER Vecino - New	2.400	06-Nov-IVQ	Leased
Huechuraba (Metropolitan Region)	LIDER - New	9.715	27-Nov-IVQ	Leased
Plaza Maule (Talca-VII Region)	LIDER Express - New	2.035	29-Nov-IVQ	Leased
Curico (Curicó-VII Region)	LIDER Vecino - New	4.491	17-Dec-IVQ	Leased

8

Distribución y Servicio D&S S. A.	IV Quarter 2003 Results

VII.1	Historical Information – Margins

TABLE 18: GROSS MARGIN (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2003	23,2	23,9	23,1	20,3
2002	22,6	23,3	23,9	21,7
2001	22,4	22,2	23,0	22,4
2000	21,6	22,3	21,6	21,4
1999	20,7	21,0	21,5	20,6
1998	22,1	22,6	23,2	17,6

TABLE 19: RECURRING EXPENSES (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2003	14,2	15,2	15,4	14,9
2002	13,6	15,5	15,4	15,7
2001	12,6	14,1	13,3	12,1
2000	11,9	13,1	12,6	12,3
1999	12,9	14,4	13,5	14,1
1998	13,1	13,1	13,2	12,7

TABLE 20: EBITDA (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2003	9,0	8,6	6,7	4,7
2002	8,5	6,8	8,2	5,8
2001	9,8	7,9	9,0	10,2
2000	9,9	8,9	8,9	8,8
1999	7,6	6,7	8,0	6,5
1998	8,4	8,4	7,7	2,8

TABLE 21: OPERATING INCOME (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2003	5,6	5,2	3,4	1,8
2002	5,1	3,5	4,9	2,9
2001	6,2	4,5	5,6	7,3
2000	6,1	5,3	5,5	5,8
1999	3,8	2,9	3,8	2,9
1998	5,7	5,9	5,0	-0,1

9

IV Quarter 2003 Results	Distribución y Servicio D&S S. A.

VII.2	Quarterly Evolution 2003

TABLE 22: QUARTERLY RESULTS

2003	Q1			Q2
	Ch$ millions	% of Rev.	Change%YoY	Ch$ millions	% of Rev.	Change%YoY
Sales	236.779	88,6%	8,6%	245.047	88,1%	7,7%
Other Income	30.519	11,4%	6,2%	33.130	11,9%	12,9%
Net revenues	267.298	100,0%	8,3%	278.177	100,0%	8,3%

Cost of sales	205.206	76,8%	7,5%	211.716	76,1%	7,5%
Gross Income / Margin	62.093	23,2%	11,1%	66.461	23,9%	10,9%
Recurring Operating Expenses	37.986	14,2%	13,5%	42.350	15,2%	6,1%
Start-up Expenses	4	0,0%	-99,7%	230	0,1%	-90,8%
Total Operating Expenses (SG&A)	37.990	14,2%	9,0%	42.580	15,3%	0,4%
EBITDA	24.102	9,0%	14,6%	23.881	8,6%	36,3%

Depreciation	9.132	3,4%	8,6%	9.333	3,4%	10,6%
Total Operating Expenses	47.123	17,6%	8,9%	51.913	18,7%	2,1%
Operating Income	14.970	5,6%	18,6%	14.548	5,2%	60,2%
Financial Expenses	(4.149)	-1,6%	9,0%	(3.717)	-1,3%	28,5%
Other Non-operating Income (Expenses)	(127)	0,0%	-56,2%	(32)	0,0%	-88,4%
Monetary Correction	1.143	0,4%	551,5%	(2.190)	-0,8%	-197,6%
Non-Operating Income	(3.132)	-1,2%	-20,1%	(5.939)	-2,1%	542,6%
Income before Tax	11.838	4,4%	36,0%	8.610	3,1%	5,6%
Income Tax	(2.420)	-0,9%	80,8%	(1.467)	-0,5%	13,5%
Minority Interest	(25)	0,0%	-17,2%	(20)	0,0%	8,3%
Income	9.394	3,5%	28,0%	7.122	2,6%	4,0%
Amortization of Goodwill	88	0,0%	0,1%	88	0,0%	-0,1%
Net Income	9.482	3,5%	27,7%	7.210	2,6%	4,0%

	Q3			Q4
	Ch$ millions	% of Rev.	Change%YoY	Ch$ millions	% of Rev.	Change%YoY
Sales	248.326	87,5%	10,1%	293.502	88,0%	9,4%
Other Income	35.559	12,5%	27,3%	40.137	12,0%	20,1%
Net revenues	283.884	100,0%	12,0%	333.640	100,0%	10,6%

Cost of sales	218.256	76,9%	13,1%	265.938	79,7%	12,5%
Gross Income / Margin	65.629	23,1%	8,6%	67.702	20,3%	3,5%
Recurring Operating Expenses	43.817	15,4%	12,2%	49.731	14,9%	4,9%
Start-up Expenses	2.804	1,0%	386,2%	2.164	0,6%	294,1%
Total Operating Expenses (SG&A)	46.621	16,4%	17,7%	51.895	15,6%	8,2%
EBITDA	19.008	6,7%	-8,7%	15.808	4,7%	-9,4%

Depreciation	9.435	3,3%	11,1%	9.657	2,9%	9,5%
Total Operating Expenses	56.056	19,7%	16,5%	61.552	18,4%	8,4%
Operating Income	9.573	3,4%	-22,4%	6.150	1,8%	-28,7%
Financial Expenses	(4.513)	-1,6%	31,3%	(4.029)	-1,2%	19,0%
Other Non-operating Income (Expenses)	(161)	-0,1%	18,8%	(632)	-0,2%	-88,5%
Monetary Correction	(1.385)	-0,5%	-141,2%	1.560	0,5%	-633,5%
Non-Operating Income	(6.059)	-2,1%	2721,8%	(3.100)	-0,9%	-66,2%
Income before Tax	3.514	1,2%	-71,0%	3.050	0,9%	-646,4%
Income Tax	(1.237)	-0,4%	-38,9%	(1.379)	-0,4%	2680,4%
Minority Interest	(10)	0,0%	-57,7%	12	0,0%	19,2%
Income	2.267	0,8%	-77,5%	1.684	0,5%	-381,8%
Amortization of Goodwill	88	0,0%	0,0%	89	0,0%	0,0%
Net Income	2.355	0,8%	-76,8%	1.772	0,5%	-448,3%

10

Distribución y Servicio D&S S. A.	IV Quarter 2003 Results

VII.3	Income Statement – Annual Series

Consolidated Results	1998		% Change	1999		% Change	2000		% Change
In Ch$ Millions			YoY			YoY			YoY
Currency of December 2003	Ch$Millions	%		Ch$Millions	%		Ch$Millions	%
Sales	664.373	91,1%	23,4%	833.517	91,4%	25,5%	779.717	90,6%	-6,5%
Other Income	64.673	8,9%	37,6%	78.670	8,6%	21,6%	80.987	9,4%	2,9%
Net revenues	729.046	100,0%	24,6%	912.187	100,0%	25,1%	860.704	100,0%	-5,6%
Cost of sales	575.287	78,9%	25,7%	721.234	79,1%	25,4%	673.410	78,2%	-6,6%
Gross Income / Margin	153.758	21,1%	20,5%	190.953	20,9%	24,2%	187.294	21,8%	-1,9%
Recurring Operating Expenses	94.939	13,0%	25,4%	125.537	13,8%	32,2%	107.374	12,5%	-14,5%
Start-up Expenses	11.725	1,6%		188	0,0%	-98,4%	1.438	0,2%	664,1%
Total Operating Expenses (SG&A)	106.664	14,6%	40,9%	125.725	13,8%	17,9%	108.812	12,6%	-13,5%
EBITDA	47.094	6,5%	-9,3%	65.227	7,2%	38,5%	78.482	9,1%	20,3%
Depreciation	19.967	2,7%	27,2%	34.986	3,8%	75,2%	29.682	3,4%	-15,2%
Total Operating Expenses	126.631	17,4%	38,6%	160.711	17,6%	26,9%	138.494	16,1%	-13,8%
Operating Income	27.127	3,7%	-25,1%	30.241	3,3%	11,5%	48.800	5,7%	61,4%
Financial Expenses	(6.936)	-1,0%	5,8%	(20.103)	-2,2%	189,8%	(15.733)	-1,8%	-21,7%
Other Non-operating Income (Expenses)	342	0,0%	-86,5%	(16.156)	-1,8%	-4823,3%	361	0,0%	-102,2%
Monetary Correction	1.439	0,2%	-492,8%	(1.587)	-0,2%	-210,3%	671	0,1%	-142,3%
Non-Operating Income	(5.155)	-0,7%	17,3%	(37.846)	-4,1%	634,2%	(14.701)	-1,7%	-61,2%
Income before Tax	21.973	3,0%	-31,0%	(7.605)	-0,8%	-134,6%	34.100	4,0%	-548,4%
Income Tax	(2.113)	-0,3%	-42,4%	(2.406)	-0,3%	13,9%	(3.547)	-0,4%	47,5%
Minority Interest	(41)	0,0%	-51,4%	(37)	0,0%	-9,5%	(105)	0,0%	181,6%
Income	19.819	2,7%	-29,4%	(10.047)	-1,1%	-150,7%	30.447	3,5%	-403,0%
Amortization of Goodwill	349	0,0%	-2,0%	346	0,0%	-1,0%	346	0,0%	0,0%
Net Income	20.168	2,8%	-29,1%	(9.701)	-1,1%	-148,1%	30.793	3,6%	-417,4%

Consolidated Results	2001		% Change	2002		% Change	2003
In Ch$ Millions			YoY			YoY			% Change
Currency of December 2003	Ch$Millions	%		Ch$Millions	%		Ch$Millions	%	YoY
Sales	854.084	89,9%	9,5%	939.270	88,7%	10,0%	1.023.654	88,0%	9,0%
Other Income	95.629	10,1%	18,1%	119.449	11,3%	24,9%	139.346	12,0%	16,7%
Net revenues	949.713	100,0%	10,3%	1.058.719	100,0%	11,5%	1.163.000	100,0%	9,8%
Cost of sales	735.918	77,5%	9,3%	817.078	77,2%	11,0%	901.115	77,5%	10,3%
Gross Income / Margin	213.794	22,5%	14,1%	241.642	22,8%	13,0%	261.885	22,5%	8,4%
Recurring Operating Expenses	123.246	13,0%	14,8%	159.832	15,1%	29,7%	173.884	15,0%	8,8%
Start-up Expenses	2.612	0,3%	81,6%	4.990	0,5%	91,0%	5.202	0,4%	4,3%
Total Operating Expenses (SG&A)	125.858	13,3%	15,7%	164.822	15,6%	31,0%	179.086	15,4%	8,7%
EBITDA	87.936	9,3%	12,0%	76.820	7,3%	-12,6%	82.799	7,1%	7,8%
Depreciation	31.321	3,3%	5,5%	34.155	3,2%	9,0%	37.557	3,2%	10,0%
Total Operating Expenses	157.179	16,6%	13,5%	198.977	18,8%	26,6%	216.643	18,6%	8,9%
Operating Income	56.615	6,0%	16,0%	42.665	4,0%	-24,6%	45.242	3,9%	6,0%
Financial Expenses	(12.777)	-1,3%	-18,8%	(13.522)	-1,3%	5,8%	(16.408)	-1,4%	21,3%
Other Non-operating Income (Expenses)	(1.215)	-0,1%	-436,2%	(6.201)	-0,6%	410,3%	(951)	-0,1%	-84,7%
Monetary Correction	5.760	0,6%	758,8%	5.485	0,5%	-4,8%	(872)	-0,1%	-115,9%
Non-Operating Income	(8.233)	-0,9%	-44,0%	(14.237)	-1,3%	72,9%	(18.230)	-1,6%	28,0%
Income before Tax	48.382	5,1%	41,9%	28.428	2,7%	-41,2%	27.012	2,3%	-5,0%
Income Tax	(7.612)	-0,8%	114,6%	(4.703)	-0,4%	-38,2%	(6.503)	-0,6%	38,3%
Minority Interest	(171)	0,0%	62,7%	(63)	0,0%	-63,3%	(43)	0,0%	-31,8%
Income	40.600	4,3%	33,3%	23.662	2,2%	-41,7%	20.466	1,8%	-13,5%
Amortization of Goodwill	351	0,0%	1,6%	353	0,0%	0,5%	353	0,0%	0,0%
Net Income	40.952	4,3%	33,0%	24.015	2,3%	-41,4%	20.819	1,8%	-13,3%

11

Distribución y Servicio D&S S. A.	IV Quarter 2003 Results

VIII.	FECU
VIII.1.	Assets

Rut:	96439000-2
Period:	01-01-2003 to 12-31-2003	1.01.04.00 R.U.T.
Expressed in: Thousand Chilean pesos		96439000-2
Type of Balance Statement: Consolidated
2,00	FINANCIAL STATEMENTS
2,01	BALANCE SHEETS	month day year	month day year
1.00.01.30	Type of currency: Chilean pesos	from 01/ 01/ 2003	from 01/ 01/ 2002
1.00.01.40	Type of Balance Statement: Consolidated	to 12/31/ 2003	to 12/31/ 2002

ASSETS			CURRENT	PRIOR

5.11.00.00	TOTAL CURRENT ASSETS		320.899.549	249.988.013

	5.11.10.10	Cash and cash equivalents	31.395.705	19.961.139
	5.11.10.20	Time deposits	—	—
	5.11.10.30	Marketable securities (net)	3.695.636	1.389.916
	5.11.10.40	Sales debtors (net)	96.445.370	55.448.648
	5.11.10.50	Notes receivable (net)	728.438	560.290
	5.11.10.60	Sundry debtors (net)	34.675.574	70.272.114
	5.11.10.70	Documents and accounts receivable from related companies	1.448.226	1.467.759
	5.11.10.80	Inventories (net)	89.511.263	90.149.797
	5.11.10.90	Refundable taxes	5.158.317	5.091.523
	5.11.20.10	Prepaid expenses	2.953.190	2.470.870
	5.11.20.20	Deferred taxes	1.406.558	2.019.050
	5.11.20.30	Other current assets	53.481.272	1.156.907
	5.11.20.40	Leasing contracts (net)
	5.11.20.50	Assets for leasing (net)
5.12.00.00	TOTAL FIXED ASSETS		499.645.904	494.474.604

	5.12.10.00	Land	136.547.232	130.125.368
	5.12.20.00	Buildings and infrastructure	364.809.298	342.948.737
	5.12.30.00	Machinery and equipment	139.785.868	128.418.282
	5.12.40.00	Other fixed assets	63.811.312	64.730.263
	5.12.50.00	Reserve for techinical revaluation of fixed assets	4.066.004	4.066.004
	5.12.60.00	Depreciation (minus)	(209.373.810)	(175.814.050)
5.13.00.00	TOTAL OTHER ASSETS		24.180.570	18.351.102

	5.13.10.10	Investment in related companies	1.538.699	1.624.679
	5.13.10.20	Investment in other companies	70.261	70.261
	5.13.10.30	Goodwill	10.058.920	10.853.668
	5.13.10.40	Negative goodwill (minus)	(691.934)	(1.097.472)
	5.13.10.50	Long-term debtors	7.108.467	2.935.031
	5.13.10.60	Notes and accounts receivable from related companies - long term
	5.13.10.65	Long-term deferred taxes
	5.13.10.70	Intangibles
	5.13.10.80	Amortization (minus)
	5.13.10.90	Others	6.096.157	3.964.935
	5.13.20.10	Long-term leasing contracts (net)
5.10.00.00	TOTAL ASSETS		844.726.023	762.813.719

12

IV Quarter 2003 Results	Distribución y Servicio D&S S. A.

VIII.	FECU
VIII.2.	Liabilities

Rut:	96439000-2
Period:	01-01-2003 to 12-31-2003	1.01.04.00 R.U.T.
Expressed in: Thousand Chilean pesos		96439000-2
Type of Balance Statement: Consolidated		month day year	month day year
1.00.01.30	Type of currency: Chilean pesos	from 01/ 01/ 2003	from 01/ 01/ 2002
1.00.01.40	Type of Balance Statement: Consolidated	to 12/31/ 2003	to 12/31/ 2002

LIABILITIES			CURRENT	PRIOR

5.21.00.00	TOTAL CURRENT LIABILITIES		352.060.408	314.355.697

	5.21.10.10	Debt with banks and financial institutions - short term	49.449.788	46.521.186
	5.21.10.20	Debt with banks and financial institutions - long term portion	20.387.774	37.444.679
	5.21.10.30	Obligations with public (notes)	57.983.564	24.327.311
	5.21.10.40	Obligations with public - short term portion ( bonds )	1.784.346	1.595.805
	5.21.10.50	Long term debt with maturity within a year	5.441.624	5.948.625
	5.21.10.60	Dividends to be paid	6.900.000	6.969.000
	5.21.10.70	Accounts payable	180.299.739	160.100.454
	5.21.10.80	Documents payable	—	—
	5.21.10.90	Sundry creditors	7.076.117	5.933.680
	5.21.20.10	Documents and accounts payable to suppliers	7.802.355	7.710.153
	5.21.20.20	Accruals	9.689.984	15.181.707
	5.21.2030	Witholdings	4.858.456	2.428.393
	5.21.20.40	Income tax	—	—
	5.21.20.50	Income received in advance	18.272	50.336
	5.20.20.60	Deferred taxes	—	—
	5.21.20.70	Other current assets	368.389	144.368
5.22.00.00	TOTAL LONG TERM LIABILITIES		181.709.037	144.632.544

	5.22.10.00	Debt with banks and financial institutions	33.458.024	33.063.941
	5.22.20.00	Obligations with public - long term ( bonds )	132.314.401	93.893.794
	5.22.30.00	Documents payable - long term	217.456	239.265
	5.22.40.00	Sundry creditors - long term	9.292.368	11.892.295
	5.22.50.00	Notes & accounts payable to related companies	—	—
	5.22.60.00	Accruals	3.494.263	2.957.628
	5.22.65.00	Deferred taxes - long term	2.621.598	2.211.137
	5.22.70.00	Other long term liabilities	310.927	374.484
5.23.00.00	MINORITY INTEREST		127.691	85.035

5.24.00.00	SHAREHOLDERS’ EQUITY		310.828.887	303.740.443

	5.24.10.00	Capital paid	216.932.458	216.932.458
	5.24.20.00	Capital revaluation reserve
	5.24.30.00	Additional paid-in capital
	5.24.40.00	Other reserves	1.313.802	1.313.802
	5.24.50.00	Retained earnings ( addition of codes 5.24.51.00 to 5.24.56.00 )	92.582.627	85.494.183
	5.24.51.00	Reserve for future dividends
	5.24.52.00	Accrued income	78.642.483	68.447.926
	5.24.53.00	Accrued loss (minus)
	5.24.54.00	Income (loss) for the period	20.819.444	24.015.257
	5.24.55.00	Provisory dividends (minus)	(6.879.300)	(6.969.000)
	5.24.56.00	Accrued deficit development period
5.20.00.00	TOTAL LIABILITIES		844.726.023	762.813.719

13

Distribución y Servicio D&S S. A.	IV Quarter 2003 Results

VIII.	FECU
VIII.3.	Income Statement

Rut:	96439000-2
Period :	01-01-2003 to 12-31-2003		1.01.04.00 R.U.T.
Expressed in : Thousand Chilean pesos			96439000-2
Type of Balance Statement: Consolidated			month day year	month day year
1.00.01.3 Type of currency		Pesos	from 01/ 01/ 2003	from 01/ 01/ 2002
1.00.01.4 Type of Balance Statement Consolidated			to 12/31/ 2003	to 12/31/ 2002

INCOME STATEMENT		CURRENT	PRIOR

5.31.11.00	OPERATING INCOME	45.241.764	42.664.799

5.31.11.10	GROSS MARGIN	261.884.544	241.641.620
5.31.11.11	Net revenues	1.162.999.797	1.058.719.340
5.31.11.12	Cost of sales (minus)	(901.115.253)	(817.077.720)
5.31.11.20	Selling and administrative expenses (minus)	(216.642.780)	(198.976.821)
5.31.12.00	NON-OPERATING INCOME	(18.230.190)	(14.236.817)

5.31.12.10	Financial/interest income	538.573	458.613
5.31.12.20	Income from investment in related companies	452.784	316.663
5.31.12.30	Other non-operating income	139.115	191.167
5.31.12.40	Loss from investment in related companies (minus)
5.31.12.50	Amortization of goodwill (minus)	(794.748)	(794.748)
5.31.12.60	Financial expenses (minus)	(16.407.864)	(13.521.673)
5.31.12.70	Other non-operating expenses (minus)	(1.286.432)	(6.372.319)
5.31.12.80	Monetary correction	2.125.190	481.050
5.31.12.90	Currency exchange differences	(2.996.808)	5.004.430
5.31.10.00	INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS	27.011.574	28.427.982

5.31.20.00	INCOME TAX	(6.502.661)	(4.703.377)
5.31.30.00	EXTRAORDINARY ITEMS
5.31.40.00	NET INCOME (LOSS) BEFORE MINORITY INTEREST	20.508.913	23.724.605
5.31.50.00	MINORITY INTEREST	(42.657)	(62.536)
5.31.00.00	NET INCOME (LOSS)	20.466.256	23.662.069

5.32.00.00	Amortization of negative goodwill	353.188	353.188
5.30.00.00	NET INCOME (LOSS) FOR THE PERIOD	20.819.444	24.015.257

14

IV Quarter 2003 Results	Distribución y Servicio D&S S. A.

VIII.	FECU
VIII.4.	Cash Flows Statements

1.00.	Type of Currency	Pesos	R.U.T.	96.439.000-2
1.00.	Type of Balance Statement	Consolidated	month day year	month day year
5.03.	Method of Cash Flow	I	from 01/ 01/ 2003	from 01/ 01/ 2002
Statement			to 12/ 31/ 2003	to 12/ 31/ 2002

CASH FLOWS STATEMENTS - INDIRECT				CURRENT	PRIOR

5.50.00.00	NET CASH FLOWS FROM OPERATING ACTIVITIES			33.451.3	65 28.385.381

	5.50.10.00	Income (loss) for the period		20.819.444	24.015.257
	5.50.20.00	Income on sale of fixed assets		-9.134	126.885
		5.50.20.10	(Gain) Loss on sale of fixed assets	-9.134	126.885
		5.50.20.20	Gain on sale of investments (minus)
		5.50.20.30	Loss on sale of investments
		5.50.20.40	(Gain) Loss on sale of other assets
	5.50.30.00	Charges (credit) to income statement which do not represent cash flows		47.066.932	33.069.504
		5.50.30.05	Depreciation for the period	37.556.991	34.155.288
		5.50.30.10	Amortization of intangibles
		5.50.30.15	Writeoffs and provisions	6.926.594	3.348.796
		5.50.30.20	Gain from investment in related companies (minus)	-452.784	-316.663
		5.50.30.25	Loss from investment in related companies		0
		5.50.30.30	Amortization of goodwill	794.748	794.748
		5.50.30.35	Amortization of negative goodwill (minus)	-353.188	-353.188
		5.50.30.40	Net monetary correction	-2.125.190	-481.050
		5.50.30.45	Net currency exchange difference	2.996.808	-5.004.430
		5.50.30.50	Other credits to income statement which do not represent cash flows		0
		5.50.30.55	Other charges to income statement which do not represent cash flows	1.722.953	926.003
	5.50.40.00	Changes in assets affecting cash flows (increase) decrease		-54.958.347	-36.044.499
		5.50.40.10	Sales debtors	-52.264.900	-18.393.938
		5.50.40.20	Inventories	638.534	-18.537.973
		5.50.40.30	Other assets	-3.331.981	887.412
	5.50.50.00	Changes in liabilities affecting cash flows (increase) decrease		20.489.813	7.155.699
		5.50.50.10	Accounts payable related to the operation	20.199.285	4.682.575
		5.50.50.20	Interest payable	762.557	-235.022
		5.50.50.30	Income tax payable (net)	1.022.952	-2.065.821
		5.50.50.40	Other accounts payable related to results other than operation	-3.858.251	8.764.409
		5.50.50.50	VAT and other similar taxes payable (net)	2.363.270	-3.990.442
	5.50.60.00	Gain (loss) in minority interest		42.657	62.535
5.41.12.00	NET CASH FLOWS FROM FINANCING ACTIVITIES			43.747.6	24 32.011.359

	5.41.12.05	Proceeds from issuance of common stock
	5.41.12.10	Proceeds from loans		135.711.896	78.547.712
	5.41.12.15	Bonds		94.012.094	36.577.949
	5.41.12.20	Proceeds from loans from related companies
	5.41.12.25	Proceeds from other loans from related companies			1.938.966
	5.41.12.30	Other sources of financing
	5.41.12.35	Payment of dividends (minus)		-13.800.000	-14.342.202
	5.41.12.40	Withdrawals of capital (minus)
	5.41.12.45	Repayment of loans (minus)		-146.606.999	-70.502.762
	5.41.12.50	Repayment of bonds (minus)		-24.229.064	-208.304
	5.41.12.55	Repayment of loans from related companies (minus)
	5.41.12.60	Repayment of other loans from related companies (minus)		-281.912
	5.41.12.65	Expenses from the issuance of common stock (minus)
	5.41.12.70	Expenses from the issuance of bonds (minus)		-1.058.391
	5.41.12.75	Other expenses related to financing activities (minus)
5.41.13.00	NET CASH FLOWS FROM INVESTING ACTIVITIES			-68.166.613	-69.850.473

	5.41.13.05	Proceeds from sale of property, plant and equipment		309.771	72.992
	5.41.13.10	Proceeds from sale of long-term investments		29.478.996
	5.41.13.15	Proceeds from sale of other investments
	5.41.13.20	Decrease in loans to related companies
	5.41.13.25	Decrease in other loans to related companies		19.533
	5.41.13.30	Other proceeds from investment			376.925
	5.41.13.35	Purchases of property, plant and equipment		-44.158.872	-68.841.520
	5.41.13.40	Payment of capitalized interest (minus)		-400.465	-1.052.575
	5.41.13.45	Long-term investments (minus)
	5.41.13.50	Investment in financial instruments (minus)		-52.426.650
	5.41.13.55	Loans to related companies (minus)
	5.41.13.60	Other loans to related companies (minus)			-406.295
	5.41.13.65	Other expenses from investing activities (minus)		-988.926
5.41.10.00	NET CASH FLOWS FOR THE PERIOD			9.032.376	-9.453.733

5.41.20.00	EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS			3.089.217	1.226.878

5.41.00.00	NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS			12.121.593	-8.226.855
5.42.00.00	CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR			21.274.256	29.501.111
5.40.00.00	CASH AND CASH EQUIVALENTS AT END OF YEAR			33.395.849	21.274.256

15

The information presented in this report has been prepared by the company based on the FECU (Uniform Code Statistics Form) filed with the SVS (Superintendency of Securities and Insurance) on this date.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company’s operations, markets, products and prices, and other factors detailed in the Company’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward contained herein.

A School of Service

Ticker Symbols NYSE: DYS Santiago Stock Exchanges : D&S Latibex: XDYS

Address Distribución y Servicio D&S S.A. Avda. Presidente Eduardo Frei Montalva 8301, Quilicura – Santiago de Chile

Phone (56-2) 200 5301

Fax (56-2) 624 2979
E-mail info@dys.cl

Website www.dys.cl

16

SIGNATURES

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez

Chief Financial Officer

Dated: March 10, 2004